U.S. Securities and Exchange Commission Division of Corporation Finance Office of Chief Counsel 100 F. Street, N.E. Washington, D.C. 20549 Attention: Suzanne Hayes and Jeffrey Gabor April 27, 2018
Re:	Auris Medical Holding AG Registration Statement on Form F-1 File No. 333-223993

Dear Ms. Hayes and Mr. Gabor,

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Auris Medical Holding AG (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-1, File No. 333-223993 (together with all exhibits thereto, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was filed by the Company on March 28, 2018. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

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If you have any questions concerning this matter or require further information, please do not hesitate to contact the Company’s counsel, Sophia Hudson of Davis Polk & Wardwell LLP, at (212) 450-4762, (212) 701-5762 (fax) or sophia.hudson@davispolk.com.

Sincerely, AURIS MEDICAL HOLDING AG /s/ Raoul Dias Raoul Dias General Counsel and Secretary